FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC - SECOND INTERIM DIVIDEND FOR 2003

In accordance with its stated intention to move to the payment of quarterly dividends and as indicated in the announcement of the 2003 Interim Results on 4 August 2003 the Board of HSBC Holdings plc has today declared a second interim dividend in respect of the year ending 31 December 2003. This dividend, the first of the quarterly dividends, will be in the amount of US$0.12 per ordinary share and will be payable on 20 January 2004. The ordinary shares will be quoted ex-dividend in London and Hong Kong on 26 November 2003 and in Paris on 1 December 2003. The American Depositary Shares will be quoted ex-dividend in New York on 25 November 2003.

Payment on Ordinary Shares

The second interim dividend will be payable to shareholders on the Register on 28 November 2003 in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 12 January 2004, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 9 December 2003, and elections will be required to be made by 7 January 2004.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 28 November 2003 in order to receive the dividend.

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 28 November 2003. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 27 November 2003 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Payment on shares held through Euroclear France

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 20 January 2004 to the holders of record on 28 November 2003. The dividend will be payable in cash, in euros at the exchange rate on 12 January 2004, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 27 November and 3 December 2003.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 20 January 2004 to holders of record on 28 November 2003. The dividend of US$0.60 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. The cash dividend payable to participants in the dividend reinvestment plan operated by the depositary will be invested in additional American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 12 December 2003, and elections will be required to be made by 30 December 2003.

Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 28 November 2003 in order to receive the dividend.

FINAL RESULTS AND THIRD INTERIM DIVIDEND FOR 2003

As indicated in the announcement of the 2003 Interim Results, the results for the year to 31 December 2003 will be announced on Monday 1 March 2004. It is intended that any third interim dividend for 2003 that is announced on that date would be payable on 5 May 2004 to shareholders on the Register on 19 March 2004. The ordinary shares would be quoted ex-dividend in respect of any such dividend in London and in Hong Kong on 17 March 2004 and in Paris on 22 March 2004. The American Depositary Shares would be quoted ex-dividend in New York on 17 March 2004.

Notes to editors:

HSBC Holdings plc

With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 10, 2003